Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR APRIL 15, 2010
(Calgary, March 19, 2010) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its April 15, 2010 cash distribution will be Cdn $0.07 per trust unit. The distribution is net of amounts withheld to finance capital expenditures and preserve financial flexibility. The ex-distribution date is March 26, 2010. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of March 30, 2010.
The distribution of Cdn $0.07 per trust unit is equivalent to approximately U.S. $0.06863 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9805. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of February 2010. Cash distributions paid over the past 12 months now total Cdn $1.05 per trust unit or approximately U.S. $0.96 per trust unit.
About Pengrowth:
Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between oil and liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889